FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person[1]

Desjardins	Stanley	P.

(Last)	(First)	(Middle)

2625 South Plaza Drive, Suite 100

(Street)

Tempe	Arizona	85282

(City)	(State)	(Zip Code)

2.	Issuer Name and Ticker or Trading Symbol

Simula, Inc./AMEX - "SMU"

3.	IRS Identification Number of Reporting Person, if any Entity (Voluntary)

4.	Statement for Month/Year

May 2002

5.	If Amendment, Date of Original (Month/Year)

6.	Relationship of Reporting Person to Issuer (Check all applicable)

Director	10% Owner

Officer (Give title below)	Other (Specify below)

7.	Individual or Joint/Group Filing (Check Applicable Line)
Form Filed By One Reporting Person Form Filed by More Than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans-	3. Trans-		4. Securities Acquired (A)			5. Amount of	6. Ownership	7. Nature of
(Instr. 3)	action	action		or Disposed of (D)			Securities	Form:	Indirect
	Date	Code		(Instr. 3, 4 and 5)			Beneficially	Direct	Bene-
		(Instr. 8)					Owned at	(D) or	ficial
	(Month/						End of	Indirect	Owner-
	Day/				(A) or		Month	(I)	ship
	Year)	Code	V	Amount	(D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

Common Stock	5/17/02	S(2)		4,500	D	$5.31		I	By spouse, as Trustee for spousal Charitable Remainder Unitrust
Common Stock	5/20/02	S(2)		95,000	D	$5.37		I
Common Stock	5/20/02	S(3)		13,982	D	$5.60	3,102,974 shares	D

[1]	If the form is filed by more than one Reporting Person, see Instruction 4(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

[2]	Pursuant to Form 144 mailed concurrently with sales, sales were made pursuant to a plan intended to comply with rule 10b5-1(c) that was previously adopted by the June M. Rudyk Charitable Remainder Unitrust.

[3]	Pursuant to Form 144 mailed concurrently with sale, sale was made pursuant to a plan intended to comply with rule 10b5-1(c) that was previously adopted by the Stanley P. Desjardins Charitable Remainder Annuity Trust.

(Print or Type Responses)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security	2.Conver-	3.Trans-	4. Trans-		5. Number of Deriv-		6. Date Exerc-		7. Title and		8.Price	9. Number	10. Owner-	11. Nature
(Instr. 3)	sion or	action	action		ative Securities Ac-		isable and		Amount of		of	of Deriv-	ship	of
	Exercise	Date	Code		quired (A) or Dis-		Expiration		Underlying		Deriv-	ative	Form of	Indirect
	Price of		(Instr. 8)		posed of (D)		Date		Securities		ative	Secur-	Deriv-	Benefi-
	Deriv-	(Mo/			(Instr. 3, 4 and 5)		(Mo/Day/		(Instr. 3 and 4)		Secur-	ities	ative	cial
	ative	Day/					Yr)				ity	Bene-	Security:	Owner-
	Security	Yr)									(Instr. 5)	ficially	Direct	ship
			Code	V	(A)	(D)	Date	Expira-	Title	Amount		Owned	(D) or	(Instr. 4)
							Exer-	tion		or		at End	Indirect
							cisable	Date		Number		of	(I)
										of Shares		Month	(Instr. 4)
(Instr. 4)

Explanation of Responses:

/s/ Benjamin G. Clark	6/10/02

** Signature of Reporting Person[1]	Date

[1]	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

If space provided is insufficient, see Instruction 6 for procedure.

(Print or Type Responses)